UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K

[X] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2015

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

11 West 42nd Street.

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. ("CIT" or the “Company") is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015 by the prescribed filing deadline (November 9, 2015) without unreasonable effort and expense, as explained below. The Company expects to complete and file the Form 10-Q on or before November 16, 2015.

On August 3, 2015, the Company acquired IMB HoldCo LLC (“IMB”), the parent company of OneWest Bank, National Association, a national bank (“OneWest Bank” or “OWB”), and CIT Bank, a Utah-state chartered bank and a wholly owned subsidiary of CIT, merged with and into OneWest Bank (the “OneWest Transaction”), with OneWest Bank surviving as a wholly owned subsidiary of CIT with the name CIT Bank, National Association (“CIT Bank, N.A.”). The OneWest Transaction added approximately $21.0 billion of assets and $18.4 billion of liabilities to CIT’s Consolidated Balance Sheet, creating a bank with approximately $68 billion in total assets and a branch network with 70 branches in Southern California.

Due to the complexity of the OneWest Transaction, the process for preparing the Company’s Form 10-Q for the period ended September 30, 2015 was more extended than usual. As a result of the OneWest Transaction, the Company acquired several new products and lines of business in its North America Banking segment, two new portfolios that comprise its Legacy Consumer Mortgages segment, and one additional line of business that was classified as a discontinued operation. OneWest Bank acquired a substantial portion of its assets in transactions with the Federal Deposit Insurance Corporation (the “FDIC”) in connection with the FDIC’s resolution of three failed depository institutions, including certain assets that involved complex legal and financial structures. Due to the complexity of certain of the assets acquired and liabilities assumed, and the lines of business, products, and services related to those assets and liabilities, the Company has added a significant amount of additional disclosure to the financial statements, footnotes, and management’s discussion and analysis of financial condition and results of operations, and has required additional time to ensure that such disclosures are accurate and informative to investors. As a result of these factors, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file it within the prescribed time period without unreasonable effort and expense. A summary of the Company’s financial results is available in its press release attached as Exhibit 99.1 to its Form 8-K filed November 3, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	E. Carol Hayles	973	740-5240
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	|X| Yes |_| No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the OneWest Transaction, the Company experienced a significant change in its results of operations for the quarter ended September 30, 2015 compared to the quarter ended September 30, 2014. On November 3, 2015, the Company issued a press release reporting its financial results as of and for the quarter ended September 30, 2015, which was attached as Exhibit 99.1 to the Company’s Form 8-K.

CIT Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2015	By:	/s/ E. Carol Hayles

	Name: Title:	E. Carol Hayles Executive Vice President & Chief Financial Officer